FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NBG’s repeat General Meeting of Shareholders

held on 12 June 2007

National Bank of Greece announces that the Repeat General Meeting of its Shareholders was held on 12 June 2007 at Megaro Mela and was attended by shareholders representing a total of 116,586,435 shares, i.e. 24.53% of the paid-up share capital.

Accordingly, discussion and decision-making on the sole item on the agenda concerning the approval of a stock options programme enabling the executive members of the Board of Directors, management officers and staff of the Bank and its affiliated companies to acquire shares in the Bank pursuant to article 13 par. 9 of Companies’ Act 2190/1920, as amended, was postponed due to lack of the quorum required by law, and shall take place at a second repeat General Meeting, set for Thursday 28 June 2007, at 12.00 at Megaro Mela (Aiolou 93) by resolution of the Bank’s BoD following the repeat General Meeting.

Athens, 12 June 2007

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

SECOND REPEAT GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, 28 JUNE 2007, AT 12:00 noon

Pursuant to the provisions for Sociétés Anonymes (Companies’ Act 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 12 June 2007, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Aiolou 86, Athens, Greece, are invited to the Bank’s Second Repeat General Meeting to be held at 12:00 noon on Thursday, 28 June 2007, at Aiolou 93 (Megaro Mela), Athens, in order to discuss and resolve upon the following issue:

Approval of a stock options programme enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the Second Repeat General Meeting in person or by proxy are requested to proceed as follows:

1.                                       Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders

Department at Aiolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Friday, 22 June 2007).

2.                                       Shareholders of dematerialized shares which are held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Friday, 22 June 2007).

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders, natural persons, wish to be represented by proxy, their representation documents should also be submitted to the Bank by Friday, 22 June 2007.

For their convenience, Shareholders who wish to participate in the General Meeting may authorize the Bank to take steps to have their shares blocked on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210 334 3414/16/21/26/28/60/94, and Fax. Nos. +30 210 334 3404/06/10).

Athens, 12 June 2007
By order of the Board of Directors

EFSTRATIOS-GEORGIOS (TAKIS) ARAPOGLOU
Chairman of the Board of Directors
and Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 12th June, 2007

Chairman - Chief Executive Officer